

August 1, 2012

Via Email
Jason W. Goode
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

> **Re: Jones Lang LaSalle Income Property Trust, Inc.**
> **Sales Materials Submitted July 10, 2012**
> **File No. 333-177963**

Dear Mr. Goode:

We have reviewed your response letter dated July 10, 2012, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your sales materials and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Sales Literature Submitted July 10, 2012

1.   We note your revision to the brochure in response to comment 4 of our comment letter dated July 3, 2012. We continue to believe that because the differences between bonds and non-traded REITs are significant, your revisions must be tailored accordingly. Please revise your disclosure to state that an investment in non-traded REIT differs significantly from an investment in bonds.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Jason W. Goode
Alston & Bird LLP
August 1, 2012
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3655 with any questions.

Sincerely,

/s/ Sonia Barros

Sonia Barros
Special Counsel